Ferroglobe PLC

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 05:01 a.m., Eastern Time, on June 26, 2019.

Online
Go to **www.envisionreports.com/GSM** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GSM

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board recommends a vote FOR proposals 1 - 14

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	7.	☐	☐	☐	13.	☐	☐	☐
2.	☐	☐	☐	8.	☐	☐	☐	14.	☐	☐	☐
3.	☐	☐	☐	9.	☐	☐	☐				
4.	☐	☐	☐	10.	☐	☐	☐				
5.	☐	☐	☐	11.	☐	☐	☐				
6.	☐	☐	☐	12.	☐	☐	☐				

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

032STC

2019 Annual Admission Ticket

2019 Annual Meeting of
Shareholders of Ferroglobe PLC

Friday, 28 June 2019 at 10:00 a.m. (British Summer Time), at the Dorchester Collection Academy, Ground Floor, Lansdowne House, Berkeley Square, London, W1J 6ER, United Kingdom ("UK.").

Upon arrival, please present this admission ticket and photo identification at the registration desk.

U.K. annual report and accounts 2018

1. THAT the directors' and auditor's reports and the accounts of the Company for the financial year ended December 31, 2018 (the "**U.K. Annual Report and Accounts**") be received.

Directors' Remuneration

2. THAT the directors' remuneration policy (the "Remuneration Policy"), as set out on pages 25 to 38 of the U.K. Annual Report and Accounts be approved.

3. THAT the directors' annual report on remuneration for the year ended 31 December 2018 (excluding the Remuneration Policy), as set out on pages 23 and 24 and 39 to 53 of the U.K. Annual Report and Accounts be approved.

Directors' re-election

4. THAT Javier López Madrid be re-elected as a director.
5. THAT José María Alapont be re-elected as a director.
6. THAT Donald G. Barger, Jr. be re-elected as a director.
7. THAT Bruce L. Crockett be re-elected as a director.
8. THAT Stuart E. Eizenstat be re-elected as a director.
9. THAT Manuel Garrido y Ruano be re-elected as a director.
10. THAT Greger Hamilton be re-elected as a director.
11. THAT Pedro Larrea Paguaga be re-elected as a director.
12. THAT Juan Villar-Mir de Fuentes be re-elected as a director.

Appointment of Auditor

13. THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

14. THAT the Audit Committee of the Board be authorised to determine the auditor's remuneration.

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — Ferroglobe PLC

Proxy Solicited by Board of Directors for Annual Meeting – June 28, 2019

The undersigned hereby appoints the Company's Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held at **10:00 a.m. (British Summer Time) on Friday, 28 June 2019 at the Dorchester Collection Academy, Ground Floor, Lansdowne House, Berkeley Square, London, W1J 6ER, United Kingdom,** or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned's proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. **IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED "FOR" THE RESOLUTIONS IN PROPOSALS 1 THROUGH 14 AS INDICATED ON THE REVERSE SIDE HEREOF.**

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote "FOR" Proposals 1 – 14.

(Items to be voted appear on reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐